

ORRICK


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
179
NOTICES SECTION
WASH. D.C.

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

April 25, 2005



05007738

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 11, 2005 enclosed please find a press release dated April 22, 2005.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
MAY 1 3 2005 E
THOMSON
FINANCIAL

DOCSNY1:863595.6
13024-2 JG9

Dear Mr. Gaebel,

FJH AG (ISIN DE0005130108), the specialist insurance consultancy and software house, postpones the press conference on financial statements planned for 27th April 2005. A new date will be announced with short notice. The postponement is due to current restructuring considerations and measures which have not yet been finalized completely. The result of these considerations shall be presented together with the annual result 2004 at the press conference on financial statements.

FJH AG
Michael Junker
Leonhard-Moll-Bogen 10
81373 München
Telefon: +49 (0) 89 769 01 - 111
Fax: + 49 (0) 89 769 64 35
E-Mail: michael.junker@fjh.com
Internet: www.fjh.com

Munich, 22 April 2005